Exhibit 99.1

Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020
in thousands of U.S. dollars

(unaudited)

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

		June 30	December 31
		2021	2020
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		5,476	8,380
Marketable securities and warrants	3	1,610	2,350
Trade receivables		1,765	1,782
VAT recoverable		4,473	5,573
Inventories	4	3,065	2,375
Other current assets		2,374	1,333
		18,763	21,793

Non-current assets
Property, plant and equipment	5	26,744	25,830
Mineral rights	6	20,436	20,511
Deferred income tax assets		5,183	5,145
Total assets		71,126	73,279

Liabilities
Current liabilities
Trade and other payables	7	9,615	8,172
VAT payable		2,265	3,415
Current portion of long-term lease liabilities		315	405
		12,195	11,992

Non-current liabilities
Convertible debentures	9	8,429	7,283
Long-term lease liabilities		333	425
Provisions	8	2,257	2,208
Deferred income tax liabilities		864	929
Total liabilities		24,078	22,837

Equity
Share capital	10	137,484	136,199
Contributed surplus		34,621	34,015
Accumulated other comprehensive loss		(15,198)	(15,380)
Deficit		(109,859)	(104,392)
Total equity		47,048	50,442

Total liabilities and equity		71,126	73,279

Commitments and contingencies (Note 11)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board	Director	Director

	“André Fortier”	“Michael Timmins”

2

Excellon Resources Inc.

Condensed Consolidated Statements of Comprehensive Loss

For the three and six months ended June 30, 2021 and 2020

(unaudited) (in thousands of U.S. dollars, except per share data)

		Three months ended		Six months ended
		June 30	June 30	June 30	June 30
		2021	2020	2021	2020
	Notes	$	$	$	$

Revenues	12	9,717	687	19,498	6,248

Production costs		(5,814)	(2,641)	(11,967)	(8,120)
Depletion and amortization		(1,773)	(666)	(3,563)	(1,935)
Cost of Sales	13.a	(7,587)	(3,307)	(15,530)	(10,055)

Gross Profit (Loss)		2,130	(2,620)	3,968	(3,807)

Administrative expenses	13.b	(1,151)	(1,155)	(2,595)	(2,088)
Share-based payments	10	(362)	(1,137)	(1,127)	(1,286)
Amortization		(127)	(53)	(261)	(134)
General and administrative expenses		(1,640)	(2,345)	(3,983)	(3,508)

Exploration	14	(1,800)	(258)	(2,873)	(631)
Other (expense) income	13.c	(188)	1,172	(837)	567
Finance (expense) income	15	(1,025)	554	(1,750)	(1,537)

Loss before income taxes		(2,523)	(3,497)	(5,475)	(8,916)

Income tax (expense) recovery		(22)	97	8	(855)

Net Loss		(2,545)	(3,400)	(5,467)	(9,771)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		1,156	615	182	(6,645)
Total other comprehensive income (loss)		1,156	615	182	(6,645)

Total comprehensive loss		(1,389)	(2,785)	(5,285)	(16,416)

Loss per share
Basic and diluted		$(0.08)	$(0.12)	$(0.17)	$(0.38)

Weighted average number of shares
Basic and diluted		32,400,248	29,029,959	32,385,771	25,788,853

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flow

For the three and six months ended June 30, 2021 and 2020

(unaudited) (in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$

Cash flow generated by (used in)
Operating activities
Net loss for the period	(2,545)	(3,400)	(5,467)	(9,771)
Adjustments for non-cash items:
Depletion and amortization	1,900	686	3,824	2,009
Income tax expense (recovery)	22	(6)	(8)	839
Share-based compensation	362	1,005	1,127	1,141
Interest and accretion expense	1,029	192	1,768	447
Unrealized (gain) loss on currency hedges	-	(818)	21	1,019
Loss on disposal of mineral rights	-	-	-	188
Unrealized loss (gain) on marketable securities and purchase warrants	262	(1,702)	805	(1,683)
Discount on shares issued to settle payables	-	74	-	74
Taxes paid	(71)	(69)	(169)	(148)
Operating cash flows before changes in working capital	959	(4,038)	1,901	(5,885)

Changes in non-cash working capital
Trade receivables	(538)	664	(10)	2,278
VAT recoverable	535	(683)	1,127	(679)
Inventories	(55)	(582)	(652)	(348)
Other assets	(952)	453	(1,122)	373
Trade and other payables	2,469	2,046	556	2,130
VAT payable	(948)	250	(1,155)	345
Net cash generated by (used in) operating activities	1,470	(1,890)	645	(1,786)

Investing activities
Purchase of property, plant and equipment	(2,630)	(611)	(3,514)	(3,642)
Purchase of mineral rights	-	-	(75)	-
Transaction costs paid on acquisition of Otis Gold Corp.	-	(1,723)	-	(1,723)
Payments received under earn-in agreement	-	-	75	-
Loan to Otis Gold Corp., net of cash received on acquisition	-	51	-	(304)
Net cash used in investing activities	(2,630)	(2,283)	(3,514)	(5,669)

Financing activities
Proceeds from Credit Facility	-	-	-	5,871
Proceeds from options and warrants exercised	18	124	36	124
Lease payments	(88)	(17)	(211)	(99)
Interest paid	(11)	(275)	(26)	(283)
Net cash (used in) from financing activities	(81)	(168)	(201)	5,613

Effect of exchange rate changes on cash and cash equivalents	216	(466)	166	(867)

Change in cash and cash equivalents	(1,025)	(4,807)	(2,904)	(2,709)

Cash and cash equivalents - Beginning of the period	6,501	8,442	8,380	6,344
Cash and cash equivalents - End of the period	5,476	3,635	5,476	3,635

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

Excellon Resources Inc.

Condensed Consolidated Statements of Changes in Equity

For the six months ended June 30, 2021 and 2020

(unaudited) (in thousands of U.S. dollars, except per share data)

			Accumulated
			other
	Share	Contributed	comprehensive		Total
	capital	surplus	income (loss)	Deficit	equity
	$	$	$	$	$

Balance - January 1, 2020	114,840	28,730	(13,006)	(88,372)	42,192

Net loss for the period	-	-	-	(9,771)	(9,771)
Total other comprehensive loss	-	-	(6,645)	-	(6,645)
Total comprehensive loss	-	-	(6,645)	(9,771)	(16,416)

Acquisition of Otis Gold Corp.	16,370	594	-	-	16,964
Shares issued as part of Credit Facility	180	-	-	-	180
Shares issued to settle payables	1,213	-	-	-	1,213
Share options:
Value of services recognized and shares issued	116	180	-	-	296
Deferred and restricted share units:
Value of units recognized and shares issued	1,092	(128)	-	-	964
Warrants:
Proceeds on issuing shares	8	(2)	-	-	6
Balance - June 30, 2020	133,819	29,374	(19,651)	(98,143)	45,399

Balance - January 1, 2021	136,199	34,015	(15,380)	(104,392)	50,442

Net loss for the period	-	-	-	(5,467)	(5,467)
Total other comprehensive income	-	-	182	-	182
Total comprehensive income (loss)	-	-	182	(5,467)	(5,285)

Share options:
Value of services recognized	-	346	-	-	346
Proceeds on issuing shares	54	(18)	-	-	36
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	504	(504)	-	-	-
Value of units recognized	-	782	-	-	782
Convertible Debentures:
Interest payable settled with shares	727	-	-	-	727
Balance - June 30, 2021	137,484	34,621	(15,198)	(109,859)	47,048

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

1. GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange (the “TSX”) and NYSE American, LLC exchange (the “NYSE American”) under the symbol EXN and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality advanced exploration gold project in Idaho; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

On April 2, 2020, the Company announced a temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19. The Mexican Government subsequently declared mining an essential service, and companies were allowed to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020.

On April 22, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon.

In September 2020, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share effective September 10, 2020, and the listing of its common shares on the NYSE American, LLC exchange effective September 23, 2020. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under stock options, warrants and restricted share units and related per share amounts in these consolidated condensed financial statements have been retrospectively adjusted to reflect the share consolidation.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These condensed consolidated financial statements were approved by the Board of Directors on July 29, 2021.

2. BASIS OF PRESENTATION

a)	Statement of compliance and going concern

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020.

6

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company applies judgment in assessing the future impact of COVID-19 on its business and operations, future commodity prices, and continued access to debt and/or equity financing. Management anticipates that the Company will have sufficient cash resources to fund the next 12 months of planned expenditures and discharge its liabilities in the normal course of operations.

b)	Summary of significant accounting policies, judgments, and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgments and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2020. Certain items in the statement of cash flow have been reclassified to conform with the current interim period classification.

3. MARKETABLE SECURITIES AND WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”), receiving an initial consideration of 500,000 Wallbridge Shares (TSX:WM). On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 Warrants to relinquish all interest in the Beschefer Property (“Wallbridge Consideration”). The Warrants have a strike price of C$1.00 and a term of five years from the date of issuance.

The Wallbridge Shares and Warrants are measured at fair value with changes recorded in other income/expense.

	June 30	December 31
	2021	2020
	$	$
Marketable securities at fair value
Opening balance	2,138	348
Additions	-	995
Unrealized (loss) gain on revaluation	(699)	645
Exchange differences	59	150
Closing balance	1,498	2,138

Warrants at fair value
Opening balance	212	-
Additions	-	128
Unrealized (loss) gain on revaluation	(106)	67
Exchange differences	6	17
Closing balance	112	212

Marketable securities and warrants	1,610	2,350

7

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

4. INVENTORIES

	June 30	December 31
	2021	2020
	$	$
Ore stockpiles (1)	437	453
Concentrate inventory (1)	436	4
Production spare parts	2,687	2,441
Obsolescence provision - spare parts	(495)	(523)
Inventories	3,065	2,375

(1)	Change in inventories included in cost of sales (Note 13.a) excludes balance sheet driven currency translation adjustment of $11 for the six months ended June 30, 2021.

5. PROPERTY, PLANT AND EQUIPMENT

				Assets	Right
	Mining	Mining	Processing	under	of use
	properties	equipment	equipment	construction	assets	Total
	$	$	$	$	$	$
At January 1, 2020
Cost	31,774	16,887	6,160	5,071	1,646	61,538
Accumulated amortization	(20,198)	(11,267)	(5,036)	-	(219)	(36,720)
Opening net book value	11,576	5,620	1,124	5,071	1,427	24,818

Year ended December 31, 2020
Opening net book value	11,576	5,620	1,124	5,071	1,427	24,818
Additions	1,416	1,873	673	3,658	48	7,668
Reclassification	4,046	3,333	-	(7,325)	(54)	-
Depletion and amortization	(2,191)	(2,101)	(298)	-	(202)	(4,792)
Exchange differences (2)	(377)	164	(503)	(882)	(266)	(1,864)
Closing net book value	14,470	8,889	996	522	953	25,830

At December 31, 2020
Cost	36,400	21,576	6,075	522	1,640	66,213
Accumulated amortization	(21,930)	(12,687)	(5,079)	-	(687)	(40,383)
Opening net book value	14,470	8,889	996	522	953	25,830

Period ended June 30, 2021
Opening net book value	14,470	8,889	996	522	953	25,830
Additions (1)	2,020	207	207	1,952	13	4,399
Reclassification	574	207	18	(799)	-	-
Depletion and amortization	(2,074)	(1,384)	(131)	-	(122)	(3,711)
Exchange differences (2)	125	51	8	25	17	226
Closing net book value	15,115	7,970	1,098	1,700	861	26,744

At June 30, 2021
Cost	39,476	22,187	6,348	1,700	1,671	71,382
Accumulated amortization	(24,361)	(14,217)	(5,250)	-	(810)	(44,638)
Closing net book value	15,115	7,970	1,098	1,700	861	26,744

(1)	During the six months ended June 30, 2021, the Company incurred $1,952 in sustaining capital expenditures recorded as assets under construction (June 30, 2020: $2,707), primarily relating to ventilation and dewatering systems at the Platosa Mine. The associated assets will be reclassified to their appropriate asset class when commissioned.

(2)	Unrealized foreign exchange losses on translation of Mexican peso assets at the period-end exchange rate.

8

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

6. MINERAL RIGHTS

	Platosa	Beschefer	Silver City	Kilgore	Oakley
	(Mexico)	(Canada)	(Germany) (1)	(Idaho) (2)	(Idaho) (3)	Total
	$	$	$	$	$	$
At January 1, 2020
Cost	3,785	1,428	245	-	-	5,458
Accumulated amortization	(2,782)	-	-	-	-	(2,782)
Opening net book value	1,003	1,428	245	-	-	2,676

Year ended December 31, 2020
Opening net book value	1,003	1,428	245	-	-	2,676
Acquisitions	-	-	317	13,711	5,332	19,360
Additions	-	-	-	45	32	77
Disposals	-	(1,348)	-	-	-	(1,348)
Depletion and amortization	(178)	-	-			(178)
Exchange differences	(21)	(80)	25	-	-	(76)
Closing net book value	804	-	587	13,756	5,364	20,511

At December 31, 2020
Cost	3,721	-	587	13,756	5,364	23,428
Accumulated amortization	(2,917)	-	-	-	-	(2,917)
Opening net book value	804	-	587	13,756	5,364	20,511

Period ended June 30, 2021
Opening net book value	804	-	587	13,756	5,364	20,511
Additions	-	-	75	-	-	75
Payments received under earn-in agreement	-	-	-	-	(75)	(75)
Depletion and amortization	(113)	-	-	-	-	(113)
Exchange differences	18	-	20	-	-	38
Closing net book value	709	-	682	13,756	5,289	20,436

At June 30, 2021
Cost	3,796	-	682	13,756	5,289	23,523
Accumulated amortization	(3,087)	-	-	-	-	(3,087)
Closing net book value	709	-	682	13,756	5,289	20,436

(1)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Braunsdorf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue common shares valued at C$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The first issuance of 45,367 common shares (valued at C$225) and the first cash payment (C$100) were made on the effective date of the Globex Agreement and recorded as an addition to mineral rights ($245). On September 21, 2020, the second issuance of 65,657 common shares (valued at C$325) and the second cash payment (C$100) were made and recorded as an addition to mineral rights ($317).

9

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

In March 2021, the Frauenstein, Mohorn and Oederan exploration licenses were granted to the Company following applications to the Sächsisches Oberbergamt (Saxon Mining Authority), increasing the Silver City ground position by 17,600 hectares.

(2)	On April 22, 2020, the Company acquired the Kilgore Gold Project as part of the Otis acquisition. The Company has a 100% interest in the Kilgore Gold property located in Clark County, Idaho, which consisted of 614 federal lode mining claims unencumbered by any underlying royalties. In Q4 2020, the Company staked 175 new claims expanding the Kilgore property by 28%.

(3)	On April 22, 2020, the Company acquired 100% ownership of the Oakley Project in Cassia County, Idaho as part of the Otis acquisition. The Oakley Project includes Blue Hill Creek, Matrix Creek, Cold Creek:

■	Blue Hill Creek (“BHC”) – 44 unpatented federal lode mining claims and an adjacent 80 acre Idaho state lease, subject to a 2% net smelter returns (“NSR”) royalty on gold.
■	Matrix Creek – 61 unpatented federal lode mining claims and a 320 acre mineral lease, subject to a 2% NSR on gold. The NSRs at BHC and Matrix Creek can be purchased for a total of $2,000.
■	Cold Creek – 117 unpatented federal lode mining claims.

On February 26, 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra can earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,000 and cash payments to the Company of $550 over a six-year period. During the term of the Oakley Agreement, Excellon is Project Manager and earns 10% of the approved exploration expenditures for technical oversight and project management.

In Q1 2021, the Company received a payment of $75 from Centerra under the earn-in agreement. In accordance with the Company’s farm-out accounting policy this amount was credited to the Oakley Project.

7. TRADE AND OTHER PAYABLES

The Company’s trade payables comprise accounts payable and accruals as at June 30, 2021. Accounts payable make up $5,228 of the $9,615 balance (as at December 31, 2020 $4,252 of the $8,172 balance), of which $3,423 relate to operations in Mexico (as at December 31, 2020 – $2,429). Accruals and other payables of $4,387 (as at December 31, 2020 – $3,920) include administrative and operating costs, accounting and legal services, income taxes and statutory payroll withholding taxes. Trade payables and accruals related to property, plant and equipment additions totaled $1,124 at June 30, 2021 (December 31, 2020 - $173).

10

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

8. PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$

Year ended December 31, 2020
Opening balance	617	1,626	2,243
Termination payments	(113)	-	(113)
Change in estimate	233	-	233
Accretion for the period	40	61	101
Exchange differences	(125)	(131)	(256)
Closing Balance	652	1,556	2,208

Period ended June 30, 2021
Opening balance	652	1,556	2,208
Termination payments	(35)	-	(35)
Change in estimate	-	(78)	(78)
Accretion for the period	109	36	145
Exchange differences	6	11	17
Closing Balance	732	1,525	2,257

(1)	Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Key financial assumptions used in the above estimate include an annual discount rate of 4.86% (December 31, 2020 – 4.86%), annual salary rate increase of 3.75% (December 31, 2020 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2020 – 5.31%) and the life of mine of approximately four years.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 5.94% (December 31, 2020 – 4.73%), Mexican inflation rate and the life of mine of approximately four years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $1,866 of which $889 relates to the Platosa mine and $977 relates to the Miguel Auza processing facility.

9. CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed a private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into common shares of the Company prior to maturity at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price (“VWAP”) of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico.

11

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to or greater than C$12.50.

The purchasers of the Debentures were also issued 1,006,542 common share purchase warrants (“Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company granted 136,887 common share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023.

Net proceeds from the Debentures were C$17.1 million ($12.8 million) after cash transaction costs of C$768 ($572) and were allocated between debt and equity components. On initial recognition, the fair value of the debt of C$8,459 ($6,298) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,751) represented the value of the conversion option and other features of the Debentures, and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,713) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company elected to pay the December 31, 2020 and June 30, 2021 interest payments in common shares valued at C$754 ($588) and C$888 ($727) respectively. The Company recorded interest expense of C$2,027 ($1,632) for the six months ended June 30, 2021.

	$ CAD	$ USD

Year ended December 31, 2020
Proceeds on issuance of Debenture	17,910	13,334
Transaction costs paid	(768)	(572)
Portion allocated to equity - conversion option and other features	(8,683)	(6,464)
Interest expense	1,594	1,222
Value of shares issued to settle interest payable	(754)	(588)
Exchange differences	-	351
Closing balance	9,299	7,283

Period ended June 30, 2021
Opening balance	9,299	7,283
Interest expense	2,027	1,632
Value of shares issued to settle interest payable	(888)	(727)
Exchange differences	-	241
Closing balance	10,438	8,429

12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

10. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2020
Opening balance	22,491	114,840
Shares issued on exercise of stock options	261	602
Shares issued on exercise of RSUs and DSUs	382	1,627
Shares issued on exercise of warrants	2	8
Shares issued on acquisition of Otis Gold Corp (1)	8,131	16,370
Shares issued as part of Credit Facility (2)	107	180
Shares issued to settle payables (3)	671	1,738
Value of shares issued in asset acquisition (4)	66	246
Shares issued to settle interest on convertible debentures (5)	228	588
Balance at December 31, 2020	32,339	136,199

Period ended June 30, 2021
Opening balance	32,339	136,199
Shares issued on exercise of stock options	15	55
Shares issued on exercise of RSUs and DSUs	123	503
Shares issued to settle interest on convertible debentures (5)	286	727
Balance at June 30, 2021	32,763	137,484

(1)	On April 22, 2020, the Company completed the acquisition of Otis. Otis shareholders received 0.046 of a common share for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 common shares valued at the market price of C$2.85 per common share.

(2)	On March 16, 2020, the Company closed a $6,000 bridge-loan credit facility (the “Credit Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Credit Facility bore interest of 10% per annum, compounded and payable monthly, and was due and payable in full on or before September 14, 2020. In consideration for the Credit Facility, Excellon issued 107,291 common shares to Sprott Lending. The Company repaid the Credit Facility on August 4, 2020 on the closing of the Financing (Note 9).

(3)	During the second and third quarters of 2020, the Company issued 670,974 common shares in settlement of certain Otis transaction costs and Mexican trade payables totaling C$2,098, as approved by the TSX. An amount of $196 (C$261) was recorded in other expenses to reflect the difference between the market value of the common shares issued and the carrying amount of the payables settled.

(4)	On September 21, 2020 and in accordance with the Globex Agreement, the second issuance of 65,657 common shares (valued at C$325) and the second cash payment (C$100) were made and recorded as an addition to mineral rights (Note 6).

(5)	The Company elected to pay the December 31, 2020 and June 30, 2021 interest payments on the Debentures (Note 9) in common shares valued at C$754 ($588) and C$888 ($727) respectively.

13

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (2)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2020	461,000	5.59	1,092,500	7.00	572,485	467,572
Granted/issued/acquired (1)	1,002,395	3.34	1,448,488	5.23	337,331	217,264
Exercised/settled	(260,596)	1.93	(2,400)	3.45	(224,750)	(193,507)
Expired	(332,359)	5.20	-	-	(91,332)	-
Forfeited	(23,004)	4.26	-	-	(128,223)	-
Outstanding at December 31, 2020	847,437	4.21	2,538,588	6.00	465,511	491,330
Exercisable at December 31, 2020	548,009	4.52	2,538,588	6.00	-	98,417

Outstanding at January 1, 2021	847,437	4.21	2,538,588	6.00	465,511	491,330
Granted/issued	212,500	4.14	-	-	419,405	129,749
Exercised/settled	(15,000)	3.05	-	-	(41,117)	(86,904)
Expired	(5,000)	8.75	-	-	-	-
Forfeited	(10,000)	3.87	-	-	-	-
Outstanding at June 30, 2021	1,029,937	4.20	2,538,588	6.00	843,799	534,175
Exercisable at June 30, 2021	752,644	4.33	2,538,588	6.00	-	98,417

(1)	On April 22, 2020, the Company issued 531,895 Options and 305,060 Warrants (“$3.30 Warrants”) in replacement of Otis Options and Warrants outstanding at the date of acquiring Otis. In accordance with the Otis Stock Option Plan, 130,365 stock options expired on July 22, 2020, 90 days after the closing of the Transaction.

(2)	The Company has the following warrants outstanding:

●	1,092,400 warrants with an exercise price of C$7.00, expiring on August 27, 2021;
●	302,760 warrants with an exercise price of C$3.30, expiring on March 29, 2022; and
●	1,143,428 warrants with an exercise price of C$5.75, expiring on July 30, 2023 (Note 9).

Options outstanding and exercisable are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$2.00 to $3.99	484,987	1.93	380,237	3.11
$4.00 to $5.99	448,950	2.86	276,407	4.61
$6.00 to $7.99	15,000	0.91	15,000	7.63
$8.00 to $9.99	81,000	1.12	81,000	8.52
	1,029,937	2.26	752,644	4.33

14

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Stock options	143	207	345	240
RSU	145	543	287	581
DSU	74	387	495	465
	362	1,137	1,127	1,286

11. COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s significant unrecognized commitments as of June 30, 2021:

	Less than one year	1 - 3 years	4 - 5 years	After 5 years (1)	Total
	$	$	$	$	$
Concession and annual mineral claim fees	414	1,365	1,518	-	3,297
Exploration Licenses - Silver City (to be paid in Shares)	341	501	-	-	842
Exploration Licenses - Silver City (to be paid in cash)	80	160	-	-	240
	835	2,026	1,518	-	4,379

(1)	Concession and claim fees continue until the relinquishment or expiration of the applicable concessions or claims.

Excluded above is an NSR royalty on the Platosa Mine as such payments vary period to period based on production results and commodity prices. The NSR bears a rate of either (a) 1.25% in respect of manto or mineralization other than skarn mineralization or (b) 0.50% in respect of skarn or “Source” mineralization. Payments are made in cash semi-annually.

Legal contingencies

The Company is defending various legal claims including one against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding the La Antigua mineral concession (“La Antigua”), a non-material mineral concession within the Evolución Project. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2.5 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages of $700 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages of $23,000, which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. Excellon understands from an initial electronic notice that San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021. The formal written decision has not yet been released or made available for review by the Company’s legal counsel and, therefore, the details of the decision remain to be considered, including the final quantum of any award. The Company continues to believe the decision is without merit and not supported by the evidence, facts or law, however, upon receipt of the written decision, the Company will evaluate various additional alternatives regarding the matter. There is no impact to the ongoing operations of the business.

15

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The Company has accrued an amount of $140 (December 31, 2020: $142) related to various labour disputes filed since 2010.

12. REVENUES

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc–silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one to three months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenues.

The Company recognized the following amounts related to revenue:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Concentrate revenues from contracts with customers	9,440	939	19,284	6,530
Provisional pricing adjustments on concentrate sales (1)	277	(252)	214	(778)
Revenues from toll milling services	-	-	-	496
Total revenues	9,717	687	19,498	6,248

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements. The 2020 quarterly information was revised for the reclassification of foreign exchange differences on provisionally priced sales. The revisions for the three and six months ended June 30, 2020 are $204 and $1,258, respective debits to revenue.

The following table sets out the disaggregation of revenue by metal and form of sale:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Concentrate revenues:
Silver	6,083	401	12,682	3,350
Lead	1,429	137	2,737	1,100
Zinc	2,205	149	4,079	1,302
Revenues from toll milling services	-	-	-	496
Total revenues	9,717	687	19,498	6,248

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. Due to the availability of alternative processing and commercialization options for its concentrate, the Company believes it would suffer no material adverse effect if it lost the services of Trafigura.

16

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

13. EXPENSES BY NATURE

(a) Cost of sales consist of the following:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Direct mining and milling costs (1)	5,916	3,218	12,372	8,780
Changes in inventories (2)	(102)	(577)	(405)	(894)
Depletion and amortization	1,773	666	3,563	1,935
Toll milling costs	-	-	-	234
Cost of sales	7,587	3,307	15,530	10,055

(1)	Direct mining and milling costs include personnel, general and administrative, fuel, electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b) Administrative expenses consist of the following:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Office and overhead costs	623	255	1,225	664
Salaries and wages	430	668	1,142	1,069
Corporate development and legal	44	200	112	274
Public company costs	54	32	116	81
Administrative expenses	1,151	1,155	2,595	2,088

17

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

(c) Other expense (income) consists of the following:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Unrealized loss (gain) on marketable securities (Note 3)	230	(1,514)	699	(1,481)
Unrealized loss (gain) on purchase warrants (Note 3)	32	(188)	106	(202)
Loss on disposal of assets	-	-	-	188
Unrealized foreign exchange loss (1)	140	337	272	873
Realized foreign exchange (gain) loss	(93)	76	(157)	10
Interest income	(1)	(15)	(5)	(31)
Shares issued at a discount to settle payables	-	74	-	74
Management fee income (Note 6)	(58)	(19)	(67)	(19)
Other	(62)	77	(11)	21
Other expense (income)	188	(1,172)	837	(567)

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements. The 2020 quarterly information was revised for the reclassification of foreign exchange differences on provisionally priced sales. The revisions for the three and six months ended June 30, 2020 are $204 and $1,258 credits to Other expense, respectively.

14. EXPLORATION EXPENSE

Exploration expenses were incurred on the following projects:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Platosa	936	75	1,353	177
Evolución	115	90	278	294
Silver City	513	53	717	120
Kilgore	236	40	525	40
	1,800	258	2,873	631

18

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

15. FINANCE EXPENSE (INCOME)

Finance expense (income) consist of the following:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
Interest expense - Debentures	984	-	1,632	-
Interest expense - other	16	246	46	487
Rehabilitation provision - accretion	18	16	36	30
Post-retirement benefits - accretion	7	2	15	1
Unrealized (gain) loss on currency hedges	-	(818)	21	1,019
Finance expense (income)	1,025	(554)	1,750	1,537

16. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At June 30, 2021, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

19

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

		June 30	December 31
	Fair value	2021	2020
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	1,498	2,138
Warrants	Level 2	112	212
Trade receivables	Level 2	1,765	1,782
Forward foreign exchange contracts	Level 2	-	21
		3,375	4,153

There were no transfers between levels 1, 2 or 3 during the six months ended June 30, 2021.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities - the use of quoted market prices
●	Warrants – based on a Black-Scholes model which uses quoted observable inputs
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

17. SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	June 30	December 31	June 30	December 31	June 30	December 31
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Property, plant and equipment	25,883	24,877	861	953	26,744	25,830
Capital expenditures	(4,386)	(7,620)	(13)	(48)	(4,399)	(7,668)
Mineral rights	709	804	19,727	19,707	20,436	20,511
Total assets(1)	42,463	40,897	28,663	32,382	71,126	73,279
Total liabilities(1)	11,763	11,959	12,315	10,878	24,078	22,837

(1)	Certain comparative period balances related to deferred income tax and foreign exchange impacts have been reallocated to conform with the current interim period allocation. As a result, total assets for Mexico and Corporate as at December 31, 2020, previously reported as $63,062 and $10,217, were revised to $40,897 and $32,382, respectively.

20

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2021	2020	2021	2020
	$	$	$	$
MEXICO
Revenues	9,717	687	19,498	6,248
Cost of sales	(7,587)	(3,307)	(15,530)	(10,055)
Exploration	(1,051)	(165)	(1,631)	(471)
Other (expense) income	(47)	1,146	(115)	(889)
Finance expense	(6)	(18)	(51)	(1,050)
Income tax (expense) recovery	(74)	97	(76)	(808)
Net income (loss)	952	(1,560)	2,095	(7,025)

CORPORATE
Corporate administrative expenses	(1,640)	(2,345)	(3,983)	(3,508)
Exploration	(749)	(93)	(1,242)	(160)
Other (expense) income	(141)	26	(722)	1,456
Finance (expense) income	(1,019)	572	(1,699)	(487)
Income tax recovery (expense)	52	-	84	(47)
Net loss	(3,497)	(1,840)	(7,562)	(2,746)

Net Loss	(2,545)	(3,400)	(5,467)	(9,771)

21